UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D*
(AMENDMENT NO. __)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Satellogic Inc.

(Name of Issuer)

Class A ordinary shares, nominal value U.S. $0.0001 per share

(Title of Class of Securities)

G7823S 101

(CUSIP Number)

Gregg S. Lerner, Esq.
Joel I. Frank, Esq.
Friedman Kaplan Seiler & Adelman LLP
7 Times Square
New York, NY 10036-6516
(212) 833-1110

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 25, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G7823S 101	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
Emiliano Kargieman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,662,658[1]

	8	SHARED VOTING POWER
[0]

	9	SOLE DISPOSITIVE POWER
13,662,658[1]

	10	SHARED DISPOSITIVE POWER
[0]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,662,658[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.3[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Beneficial ownership of the 13,662,658 Class A ordinary shares, nominal value U.S. $0.0001 per share (“Class A Shares”), is being reported hereunder solely because as described in Items 3 and 5 of this Schedule 13D the Reporting Person (as defined in Item 2) may be deemed to have beneficial ownership of these Class A Shares by reason of holding 13,662,658 Class B ordinary shares, nominal value U.S. $0.0001 per share (“Class B Shares”).

2 Based on adding to the 57,030,992 currently outstanding Class A Shares, the 13,662,658 Class A Shares issuable upon conversion of the Class B Shares. See Items 3 and 5 of this Schedule 13D.

Page 2 of 8 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A ordinary shares, nominal value U.S. $0.0001 per share (the “Class A Shares”), of Satellogic Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Issuer”), with its principal executive offices located at Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Emiliano Kargieman (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o the Issuer, Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay.

(c) The Reporting Person’s principal occupation is Chief Executive Officer of the Issuer. He is also a director of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is an Italian citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 25, 2022, the transactions contemplated by the Agreement and Plan of Merger dated as of July 5, 2021 (the “Merger Agreement”), by and among CF Acquisition Corp. V, a Delaware corporation (“CF V”), Nettar Group Inc. (d/b/a Satellogic), a business company with limited liability incorporated under the laws of the British Virgin Islands (“Nettar”), the Issuer, Ganymede Merger Sub 1 Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of the Issuer (“Target Merger Sub”), and Ganymede Merger Sub 2 Inc., a Delaware corporation and direct wholly owned subsidiary of the Issuer (“SPAC Merger Sub”), were consummated.  The Merger Agreement provided for, among other things, (a) the merger of Target Merger Sub with and into Nettar (the “Initial Merger”), upon which the separate existence of  Target Merger Sub ceased and Nettar was the surviving corporation and became a direct wholly owned subsidiary of the Issuer, and (b) the merger of CF V with and into SPAC Merger Sub, upon which the separate existence of SPAC Merger Sub ceased and CF V was  the surviving corporation and became a direct wholly owned subsidiary of  the Issuer (the “CF V Merger” and together with the Initial Merger, the “Mergers”, and together with all other transactions contemplated by the Merger Agreement, the “Business Combination”).

As a result of the Mergers, all outstanding shares of capital stock of Nettar were automatically cancelled in exchange for the right to receive Class A Shares of the Issuer or, in the case of the Reporting Person, Class B ordinary shares, nominal value U.S.  $0.0001 per share (“Class B Shares”), of the Issuer. Accordingly, the Reporting Person was issued an aggregate of 13,662,658 Class B Shares.

The Merger Agreement provides that 741,490 of the Class B Shares issued to the Reporting Person at the closing of the Business Combination (the “Closing”) is subject to escrow and potential forfeiture if the volume weighted average market price of the Class A Shares during a certain period between the Closing and the effectiveness of a registration statement that the Issuer is contractually obligated to file on Form F-1 to register an aggregate of 6,966,770 Class A Shares for certain Issuer shareholders (the “F-1 Registration”) is below a certain price threshold, and, if any such Class B Shares are forfeited, then the Reporting Person will have the right to receive an aggregate number of Class B Shares equal to the number of shares that were forfeited if the market price of Class A Shares meets a certain price threshold during the five-year period following the date of the Closing.

Page 3 of 8 Pages

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 1 hereto, and incorporated by reference into this Item 3.

Concurrently with the execution of the Merger Agreement, CF V and the Issuer entered into a separate Lock-Up Agreement with the Reporting Person (the “Lock-Up Agreement”), pursuant to which the Class B Shares received by the Reporting Person in the Mergers (the “Lock-Up Securities”) will be locked-up and subject to transfer restrictions for a period of time following the Closing, as described below, subject to certain exceptions.  The Lock-Up Securities held by the Reporting Person will be locked-up commencing from the Closing until the earliest of:  (i) the one (1) year anniversary of the date of the Closing, (ii) the date on which the closing price of the Class A Shares equals or exceeds $20.00 per share (adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), for any 20 Trading Days (defined as any day on which The Nasdaq Stock Market LLC (“Nasdaq”) is open for trading) within any 30-Trading Day period commencing at least 180 days after the date of the Closing, (iii) with respect to 25% of the Lock-Up Securities owned by the Reporting Person, the date on which the closing price of the Class A Shares equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period commencing at least 180 days after the date of the Closing, and (iv) subsequent to the Closing, the date on which the Issuer consummates a liquidation, merger, capital stock exchange, reorganizations or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Class A Shares or Class B Shares, as the case may be, for cash, securities and other property.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 2 hereto, and incorporated by reference into this Item 3.

Each Class B Share is convertible into one Class A Share at the option of the Reporting Person at any time. Each Class B Share shall automatically convert into one Class A Share:  (a) upon the expiry of the period of five years from the date that the Class A Shares were first listed or quoted on Nasdaq (January 25, 2022);  (b) where the Reporting Person transfers the Class B Share to a person other than a person who falls into certain categories of permitted transferee specified in the Issuer’s Memorandum of Association and Articles of Association (the “Governing Documents”); or (c) where the Class B Share concerned is transferred to such a permitted transferee but such transferee ceases to fulfill criteria specified in the Governing Documents.

Pursuant to the Governing Documents, each Class B Share is entitled to 1.463844005 votes per share on all matters to be voted on by shareholders generally, including the election of directors, subject to adjustment in accordance with the provisions of the Governing Documents.

The foregoing description of the Governing Documents does not purport to be complete and is qualified in its entirety by reference to the full text of such documents, which are filed as Exhibit 3 hereto, and incorporated by reference into this Item 3.

If all the currently outstanding Class B Shares were converted into Class A Shares on the date hereof, such Class A Shares would represent approximately 19.3% of the issued and outstanding Class A Shares.

Item 4.	Purpose of Transaction.

Item 3 is incorporated by reference into this Item 4. Depending on market conditions and other factors, the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of securities of the Issuer in the open market, or by private agreement or otherwise.

Page 4 of 8 Pages

Except as set forth in this Schedule 13D and in connection with the Business Combination described above, the Reporting Person has no plan or proposals that relate or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans and/or make proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As a result of the consummation of the Business Combination, the Reporting Person beneficially owns and has sole voting and investment power over 13,662,658 Class B Shares. Accordingly, assuming the conversion of such 13,662,658 Class B Shares into Class A Shares, the Reporting Person may be deemed to beneficially own and have voting and investment power over 13,662,658 Class A Shares, representing approximately 19.3% of the outstanding Class A Shares. See Item 6.

(c) The information set forth in Item 3 is incorporated by reference into this Item 5. Except as set forth or incorporated by reference into this Item 5(c),  the Reporting Person has not effected any transactions in the class of securities reported on herein during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Merger Agreement provides that 741,490 of the Class B Shares issued to the Reporting Person at the Closing is subject to escrow and potential forfeiture if the volume weighted average market price of the Class A Shares during a certain period between the Closing and the effectiveness of the F-1 Registration is below a certain price threshold, and, if any such Class B Shares are forfeited, then the Reporting Person will have the right to receive an aggregate number of Class B Shares equal to the number of shares that were forfeited if the market price of Class A Shares meets a certain price threshold during the five-year period following the date of the Closing.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 1 hereto, and incorporated by reference into this Item 6.

Concurrently with the execution of the Merger Agreement, CF V and the Issuer entered into  the Lock-Up Agreement, pursuant to which the Lock-Up Securities will be locked-up and subject to transfer restrictions for a period of time following the Closing, as described below, subject to certain exceptions.  The Lock-Up Securities held by the Reporting Person will be locked-up commencing from the Closing until the earliest of:  (i) the one (1) year anniversary of the date of the Closing, (ii) the date on which the closing price of the Class A Shares equals or exceeds $20.00 per share (adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), for any 20 Trading Days  within any 30-Trading Day period commencing at least 180 days after the date of the Closing, (iii) with respect to 25% of the Lock-Up Securities owned by the Reporting Person, the date on which the closing price of the Class A Shares equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period commencing at least 180 days after the date of the Closing, and (iv) subsequent to the Closing, the date on which the Issuer consummates a liquidation, merger, capital stock exchange, reorganizations or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Class A Shares or Class B Shares, as the case may be, for cash, securities and other property.

Page 5 of 8 Pages

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 2 hereto, and incorporated by reference into this Item 6.

Each Class B Share is convertible into one Class A Share at the option of the Reporting Person at any time. Each Class B Share shall automatically convert into one Class A Share:  (a) upon the expiry of the period of five years from the date that the Class A Shares were first listed or quoted on Nasdaq (January 25, 2022); (b) where the Reporting Person transfers the Class B Share to a person other than a person who falls into certain categories of permitted transferee specified in the Governing Documents; or (c) where the Class B Share concerned is transferred to such a permitted transferee but such transferee ceases to fulfill criteria specified in the Governing Documents.

The foregoing description of the Governing Documents does not purport to be complete and is qualified in its entirety by reference to the full text of such documents, which is filed as Exhibit 3 hereto, and incorporated by reference into this Item 6.

On January 18, 2022, the Issuer and CF V entered into a Subscription Agreement (the “Liberty Subscription Agreement”) with Liberty Strategic Capital (SATL) Holdings, LLC (the “Liberty Investor”), a Cayman Islands limited liability company and investment vehicle managed by Liberty 77 Capital L.P. (the “Liberty Manager” and together with the Liberty Investor, “Liberty”) pursuant to which the Liberty Investor agreed to purchase, and the Issuer agreed to issue and sell to the Liberty Investor, following satisfaction or waiver of the conditions in the Liberty Subscription Agreement (the closing date of the Liberty Investment (as defined below), the “Liberty Closing”), (i) 20,000,000 Class A Shares, (ii) 5,000,000 warrants, each warrant providing the holder thereof the right to purchase one Class A Share at an exercise price of $10.00 per share and (iii) 15,000,000 warrants, each warrant providing the holder thereof the right to purchase one Class A Share at an exercise price of $15.00 per share in a private placement (the “Liberty Investment”) for an aggregate purchase price of $150.0 million.

Closing of the Liberty Investment is subject to customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act relating to such investment, and is therefore expected to close in the first half of February 2022.

Contemporaneously with the execution of the Liberty Subscription Agreement, the Issuer, Liberty and CFAC Holdings V, LLC (“Sponsor”) entered into a letter agreement (the “Liberty Letter Agreement”) pursuant to which the Issuer agreed that, for so long as the Liberty Investor (or affiliates managed by the Liberty Manager or its affiliates) hold, in the aggregate, at least 6,666,666 Class A Shares, among other things, the Liberty Investor will have the right to nominate two directors for election to the Issuer’s Board of Directors (the “Board”) by the Issuer’s shareholders (the “Liberty Directors”). So long as a Cessation Event (as defined in the Liberty Letter Agreement) has not occurred, the Reporting Person has agreed to vote the Class A Shares or Class B Shares, as the case may be, held by him in favor of the election of the Liberty Director nominees. The Reporting Person will also cause any transferee of his Class B Shares to agree to such obligations (other than in the case of a transfer of Class B Shares to a transferee that would result in automatic conversion of such Class B Shares into Class A Shares in accordance with the Governing Documents).

In addition, the parties to the Liberty Letter Agreement agreed that for so long as (i) the Reporting Person and his affiliates own beneficially at least one-third of the number of shares of the Issuer owned on the date of the Closing (subject to customary adjustments for corporate events), the Reporting Person will have the right to designate two directors for election to the Board by the Issuer’s shareholders, one of whom will be the Reporting Person and the other shall be reasonably acceptable to Liberty and Sponsor, who will initially be Marcos Galperin and (ii) Sponsor and its affiliates own beneficially at least one-third of the number of shares of the Issuer owned on the date of the Closing (subject to customary adjustments for corporate events), Howard Lutnick will be nominated for election by the Board to the Issuer’s shareholders and the Reporting Person will vote the Class A Shares or Class B Shares, as the case may be, held by him in favor of the election of Mr. Lutnick.

The foregoing descriptions of the Liberty Subscription Agreement and the Liberty Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibits 4 and 5 hereto, respectively, and incorporated by reference into this Item 6.

Page 6 of 8 Pages

Except for the arrangements described in this Schedule 13D, the Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

Exhibit 1
Agreement and Plan of Merger, dated as of July 5, 2021, by and among CF Acquisition Corp. V, Satellogic Inc., Ganymede Merger Sub 2 Inc., Ganymede Merger Sub 1 Inc. and Nettar Group Inc. (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 filed by Satellogic Inc. on August 12, 2021 (file no. 333-258764))

Exhibit 2	Lock-Up Agreement, dated as of July 5, 2021, by and among Satellogic Inc., CF Acquisition Corp. V and Emiliano Kargieman

Exhibit 3	Memorandum and Articles of Association (Amended Governing Documents) (incorporated by reference to Exhibit 1.1 to the Shell Company Report on Form 20-F filed on January 27, 2022 by Satellogic Inc.)

Exhibit 4
Subscription Agreement, dated as of January 18, 2022 by and among CF Acquisition Corp. V, Satellogic Inc., and Liberty Strategic Capital (SATL) Holdings, LLC (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed by Satellogic Inc. on January 18, 2022)

Exhibit 5
Letter Agreement, dated as of January 18, 2022 by and among Satellogic Inc., Liberty Strategic Capital (SATL) Holdings, LLC and CFAC Holdings V, LLC (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K filed by Satellogic Inc. on January 18, 2022)

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2022

/s/ Emiliano Kargieman
Emiliano Kargieman

Page 8 of 8 Pages